B2GOLD CORP.
Consolidated Financial Statements
December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of B2Gold Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of B2Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting on page 29 of the 2020 Management’s Discussion & Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
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“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Impairment reversal of the Masbate Mine long-lived assets
As described in Notes 3, 4, and 7 to the consolidated financial statements, long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or subsequent impairment reversal. As disclosed by management, the increase in the long-term gold price was an indicator of impairment reversal. Accordingly, management performed an impairment reversal test on the Masbate Mine cash-generating unit (CGU) as at September 30, 2020, whereby the carrying value of the Masbate Mine CGU was compared to its recoverable amount, which was determined to be its fair value less costs of disposal (FVLCD). The impairment reversal test concluded that the carrying value of the Masbate Mine CGU was lower than the FVLCD, resulting in a complete reversal of the remaining original impairment loss recorded in 2014. The pre-tax impairment reversal gain recognized was $174 million for the year ended December 31, 2020. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, management utilized a discounted cash flow model incorporating estimates and assumptions that included: reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management estimates reserves and resources based on information compiled by appropriately qualified persons (management’s specialists).
The principal considerations for our determination that performing procedures relating to the impairment reversal of the Masbate Mine long-lived assets is a critical audit matter are (i) there was significant judgment by management, when estimating the recoverable amount of the Masbate Mine CGU; (ii) the use of management’s specialists in the preparation of reserve and resource estimates; and (iii) there was a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s discounted cash flow model and the significant assumptions, including: reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures to evaluate the discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment reversal test, including controls over the determination of the recoverable amount of the Masbate Mine CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the significant assumptions used by management. Evaluating management’s assumptions with respect to future production levels, metallurgical recovery estimates, operating and capital costs and future metal prices involved evaluating whether these assumptions were reasonable considering: (i) the current and past performance of the Masbate Mine CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of reserves and resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data they used, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 23, 2021

We have served as the Company’s auditor since 2007.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2020	2019

Gold revenue	$1,788,928	$1,155,637

Cost of sales
Production costs (Note 19)	(407,865)	(374,178)
Depreciation and depletion	(301,491)	(251,306)
Royalties and production taxes	(121,285)	(79,693)
Total cost of sales	(830,641)	(705,177)

Gross profit	958,287	450,460

General and administrative	(45,605)	(54,558)
Share-based payments (Note 11)	(17,129)	(17,139)
Reversal of impairment of long-lived assets (Note 7)	174,309	100,477
Gain on sale of Nicaraguan Group (Note 7)	—	40,129
Write-down of mineral property interests (Note 7)	(11,353)	(7,277)
Community relations	(6,484)	(3,227)
Share of net income of associate (Note 7)	22,167	1,114
Foreign exchange (losses) gains	(15,301)	1,633
Other	(5,957)	(3,604)
Operating income	1,052,934	508,008

Interest and financing expense	(15,803)	(26,550)
(Losses) gains on derivative instruments (Note 14)	(5,706)	1,580
Other	3,003	(649)
Income from continuing operations before taxes	1,034,428	482,389

Current income tax, withholding and other taxes (Note 16)	(309,913)	(114,449)
Deferred income tax expense (Note 16)	(52,102)	(59,081)
Net income from continuing operations	672,413	308,859

Net income from discontinued operations attributable to shareholders of the Company (Note 7)	—	6,982
Net income	$672,413	$315,841

Attributable to:
Shareholders of the Company	$628,063	$293,382
Non-controlling interests (Note 13)	44,350	22,459
Net income	$672,413	$315,841

Earnings per share from continuing operations (attributable to shareholders of the Company)(Note 11)
Basic	$0.60	$0.28
Diluted	$0.59	$0.28

Earnings per share (attributable to shareholders of the Company)(Note 11)
Basic	$0.60	$0.29
Diluted	$0.59	$0.29

Weighted average number of common shares outstanding (in thousands)(Note 11)
Basic	1,043,385	1,014,100
Diluted	1,056,302	1,022,915
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2020	2019

Net income	$672,413	$315,841

Other comprehensive income
Items that will not be subsequently reclassified to net income:
Unrealized gain on investments	6,538	1,082
Other comprehensive income	6,538	1,082

Total comprehensive income	$678,951	$316,923

Other comprehensive income attributable to:
Shareholders of the Company	$6,538	$1,082
Non-controlling interests	—	—
	$6,538	$1,082
Total comprehensive income attributable to:
Shareholders of the Company	$634,601	$294,464
Non-controlling interests	44,350	22,459
	$678,951	$316,923
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2020	2019
Operating activities
Net income from continuing operations	$672,413	$308,859
Mine restoration provisions settled (Note 10)	(425)	(124)
Non-cash charges, net (Note 17)	198,058	187,720
Changes in non-cash working capital (Note 17)	86,777	(45,049)
Changes in long-term value added tax receivables	(6,178)	(1,968)
Cash provided by operating activities of continuing operations	950,645	449,438
Cash provided by operating activities of discontinued operations	—	42,535
Cash provided by operating activities	950,645	491,973

Financing activities
Revolving credit facility, drawdowns net of transaction costs (Note 9)	250,000	(5,574)
Repayment of revolving credit facility (Note 9)	(450,000)	(200,000)
Equipment loan facilities, drawdowns net of transaction costs (Note 9)	41,416	3,463
Repayment of equipment loan facilities (Note 9)	(28,445)	(24,140)
Cash proceeds from stock option exercises (Note 11)	46,152	72,932
Dividends paid (Note 11)	(115,266)	(10,268)
Interest and commitment fees paid	(12,451)	(22,373)
Distributions to non-controlling interests (Note 13)	(9,206)	—
Principal payments on lease arrangements (Note 9)	(3,637)	(3,146)
Restricted cash movement	2,572	1,407
Cash used by financing activities of continuing operations	(278,865)	(187,699)
Cash used by financing activities of discontinued operations	—	(364)
Cash used by financing activities	(278,865)	(188,063)

Investing activities
Expenditures on mining interests:
Fekola Mine	(184,037)	(132,847)
Masbate Mine	(34,041)	(25,894)
Otjikoto Mine	(66,815)	(56,085)
Gramalote Project	(19,498)	(5,187)
Other exploration and development (Note 17)	(48,182)	(41,147)
Cash proceeds from sale of Nicaraguan Group, net of transaction costs (Notes 5 and 7)	15,525	51,530
Non-refundable deposit received on Toega property (Note 7)	9,000	—
Cash paid into reclamation accounts	(11,575)	(4,000)
Other	1,667	1,271
Cash used by investing activities of continuing operations	(337,956)	(212,359)
Cash used by investing activities of discontinued operations	—	(54,431)
Cash used by investing activities	(337,956)	(266,790)

Increase in cash and cash equivalents	333,824	37,120

Effect of exchange rate changes on cash and cash equivalents	5,265	724
Cash and cash equivalents, beginning of year	140,596	102,752
Cash and cash equivalents, end of year	$479,685	$140,596

Supplementary cash flow information (Note 17)
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2020	2019
Assets
Current
Cash and cash equivalents	$479,685	$140,596
Accounts receivable, prepaids and other (Note 5)	21,306	37,890
Value-added and other tax receivables	11,797	11,070
Inventories (Note 6)	238,055	217,923
Assets classified as held for sale (Note 7)	11,855	22,021
	762,698	429,500

Value-added tax receivables	35,383	25,153
Mining interests (Note 7 and Note 22 – Schedules)
-Owned by subsidiaries and joint operations	2,387,020	2,046,731
- Investments in joint ventures and associates	76,235	130,736
Other assets (Note 8)	76,496	49,615
Deferred income taxes (Note 16)	24,547	1,336
	$3,362,379	$2,683,071
Liabilities
Current
Accounts payable and accrued liabilities	$89,062	$83,370
Current income and other taxes payable	154,709	53,396
Current portion of long-term debt (Note 9)	34,111	26,030
Other current liabilities	8,211	2,266
	286,093	165,062

Long-term debt (Note 9)	75,911	235,821
Mine restoration provisions (Note 10)	104,282	75,419
Deferred income taxes (Note 16)	220,903	145,590
Employee benefits obligation	5,874	4,736
Other long-term liabilities	8,726	4,791
	701,789	631,419
Equity
Shareholders’ equity
Share capital (Note 11)
Issued: 1,051,138,175 common shares (Dec. 31, 2019 – 1,030,399,987)	2,407,734	2,339,874
Contributed surplus	48,472	56,685
Accumulated other comprehensive loss	(138,533)	(145,071)
Retained earnings (deficit)	254,343	(261,245)
	2,572,016	1,990,243
Non-controlling interests (Note 13)	88,574	61,409
	2,660,590	2,051,652
	$3,362,379	$2,683,071
Commitments (Note 21)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2020
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non- controlling interests	Total equity

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652

Net income	—	—	—	—	628,063	44,350	672,413
Dividends paid (Note 11)	—	—	696	—	(116,101)	—	(115,405)
Unrealized gain on investments	—	—	—	6,538	—	—	6,538
Shares issued on exercise of stock options (Note 11)	19,265	44,651	—	—	—	—	44,651
Shares issued on vesting of RSUs (Note 11)	1,473	3,960	(3,960)	—	—	—	—
Distributions to non-controlling interests (Note 13)	—	—	—	—	—	(14,103)	(14,103)
Interest on loan to non-controlling interest (Note 13)	—	—	—	—	3,626	(3,082)	544
Share-based payments (Note 11)	—	—	14,300	—	—	—	14,300
Transfer to share capital on exercise of stock options	—	19,249	(19,249)	—	—	—	—

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590

	2019
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853
Net income	—	—	—	—	293,382	22,459	315,841
Dividends paid (Note 11)	—	—	—	—	(10,268)	—	(10,268)
Unrealized gain on investments	—	—	—	1,082	—	—	1,082
Shares issued on exercise of stock options (Note 11)	34,116	71,568	—	—	—	—	71,568
Shares pending issuance on exercise of stock options	579	1,500	—	—	—	—	1,500
Shares issued on vesting of RSUs (Note 11)	1,083	2,895	(2,895)	—	—	—	—
Interest on loan to non-controlling interest (Note 13)	—	—	—	—	3,480	(2,956)	524
Share-based payments (Note 11)	—	—	18,552	—	—	—	18,552
Transfer to share capital on exercise of stock options	—	29,861	(29,861)	—	—	—	—

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up until October 14, 2019, the Company operated two additional mines in Nicaragua - El Limon and La Libertad (see Note 7). The Company also has a 50% joint operation interest in the Gramalote Project in Colombia (see Note 7) and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.

B2Gold is a public company listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2021.

3Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly-owned and partially owned subsidiaries are presented below:

		% interest

-	Fekola SA (“Fekola”)	80
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
-	Philippines Gold Processing & Refining Corporation (“Masbate”)	100
-	Filminera Resources Corporation ("Masbate")	40
-	Kiaka SA (“Kiaka”)	81

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company holds its interest in the Masbate Gold Project (which operates the Masbate Mine) through two indirectly-owned subsidiaries. B2Gold has a 100% interest in Philippines Gold Processing & Refining Corporation (“PGPRC”) and a 40% interest in Filminera Resources Corporation (“FRC”). The remaining 60% interest in FRC is held by a Philippines-registered company that is owned by a Philippine shareholder. The Company consolidates the Masbate Gold Project as a result of its ownership interests and the contractual relationship between the entities. FRC owns the majority of the Masbate Gold Project tenements. PGPRC owns the process plant and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the ore production from FRC at a price equal to the cost for the ore plus a predetermined margin. For accounting purposes, this contractual relationship gives the Company control to consolidate FRC.

The Company’s 50% interest in the Gramalote Project located in Colombia operates as an incorporated joint arrangement with AngloGold Ashanti Limited (“AngloGold”). This joint arrangement is accounted for as a joint operation (Note 7). The Company and AngloGold jointly control the operations of the Gramalote Project. The Company consolidates its share of the assets and liabilities of this joint operation.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company's interest in Calibre Mining Corp. ("Calibre", see Note 7) is accounted for as an investment in associate. The Company does not control this entity, but does exert significant influence over its operations. The Company accounts for its interest in this associate using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 11) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Investments in joint arrangements and associates

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Company considers whether a joint arrangement is a joint operation or joint venture. The parties to a joint operation have the rights to the underlying assets and are exposed to the underlying liabilities of the joint arrangement. The Company accounts for investment in joint operations by consolidating its share of the operations underlying assets, liabilities, revenues and expenses. The parties to a joint venture have an interest in the underlying net assets of the joint arrangement. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, dilution gains or losses (resulting from changes in ownership interest), depreciation or amortization.

An associate is an entity over which the Company has significant influence, but not control. Investments in associates are also accounted for using the equity method.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate within an economic environment where the functional currency is the United States dollar. References to "$" or "US$" are to United States dollars, while references to "Cdn. $" are to Canadian dollars.

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•Monetary assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and
•Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as fair value through other comprehensive income (“OCI”) is recognized in OCI, the translation differences are also recognized in OCI.

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•Assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and
•Exchange gains and losses on translation are included in OCI.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the Consolidated Balance Sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets and subsequently measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets subsequently measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities and subsequently measured at amortized cost.

Long-term investments

Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in OCI. Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt

The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the Consolidated Statement of Operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the Consolidated Statement of Operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets held at amortized cost

At each reporting date, the Company measures the loss allowance for the financial asset held at amortized cost at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Derecognition of financial assets

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment. In accordance with the amendments to IAS 16, Property, plant and equipment, for new mines commissioned on or after January 1, 2022, revenues and the associated cost of production for any items produced during the commissioning phase are recognized in the Consolidated Statement of Operations. Early adoption of the standard is also permitted, but the Company has chosen not to early adopt.

Mineral properties and mine development costs

Mineral properties and mine development costs are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of operating in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales of ounces produced during this period are offset against capitalized costs.

The Company applies judgement in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to provide access to the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and evaluating mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
•The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•The status of environmental permits; and
•The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment and reversals of impairment

The carrying amounts of long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the Consolidated Statement of Operations.

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” ("FVLCD") and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. FVLCD is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Leases

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the Consolidated Balance Sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the lease term or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the Consolidated Balance Sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the Consolidated Statement of Operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16, Leases.

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the Consolidated Statement of Operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the Consolidated Statement of Operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and the risks and rewards of ownership have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury share method whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Diluted earnings per share excludes all dilutive potential common shares if their effect is anti-dilutive.

4Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared by the World Health Organization in March 2020. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, future metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

Capitalization of exploration and evaluation expenditures

The application of the Company’s accounting policy for capitalization of exploration and evaluation expenditures requires judgement in determining whether the future economic benefit is likely, either through future exploitation or sale, where properties have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain judgements and estimates about future events or circumstances, in particular whether an economically viable mine can be established. Judgements and estimates made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the Consolidated Statement of Operations in the period when the new information becomes available.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of power over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Joint arrangements

The Company is party to a number of arrangements over which it has determined it does not have control. Judgement is required in determining whether joint control over these arrangements exists, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether the Company has joint control, the activities of each arrangement are analysed to determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgements around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including, but not limited to, the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel and representation on the Board of Directors. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If the Company has joint control over an arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether the Company has rights to the assets, and obligations for the liabilities, relating to the arrangement or whether the Company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement does not give the Company rights to the assets and obligations for the liabilities, an assessment of the other relevant facts and circumstances is required. This includes whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of the other relevant facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgement and is specific to each arrangement.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

5Accounts receivable, prepaids and other

	2020	2019
	$	$

Supplier advances	5,208	13,768
Due from associate (Note 7)	—	14,441
Prepaid expenses	4,903	2,221
Current portion of derivative instruments	3,252	—
Other receivables	7,943	7,460
	21,306	37,890

During the quarter ended March 31, 2020, the Company agreed to extend the term of the deferred consideration due from its associate, Calibre, by six months to April 15, 2021 (the consideration was discounted, see Note 7). On October 15, 2020, Calibre repaid the $16 million deferred consideration ahead of the revised schedule.

6Inventories

	2020	2019
	$	$

Gold and silver bullion	39,157	46,484
In-process inventory	7,984	10,297
Ore stock-pile inventory	71,115	62,695
Materials and supplies	119,799	98,447
	238,055	217,923

Ore stock-pile inventory includes amounts for the Fekola Mine of $44 million (2019 - $33 million), for the Otjikoto Mine of $25 million (2019 – $28 million), and for the Masbate Mine of $2 million (2019 - $2 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

7Mining interests

	2020	2019
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,516,134	1,322,865
Accumulated depreciation and depletion	(416,559)	(258,580)
	1,099,575	1,064,285
Masbate Mine, Philippines
Cost, net of impairment	1,046,577	815,418
Accumulated depreciation and depletion	(361,438)	(295,616)
	685,139	519,802
Otjikoto Mine, Namibia
Cost	696,956	638,664
Accumulated depreciation and depletion	(371,138)	(323,152)
	325,818	315,512

Exploration and evaluation properties (pre-depletable)
Gramalote, Colombia, net of impairment	95,435	—
Kiaka, Burkina Faso	80,927	76,807
Anaconda Regional, Mali	28,991	25,450
Ondundu, Namibia	10,701	9,778
Mocoa Royalty, Colombia	10,230	10,230
Finland Properties, Finland	9,034	6,697
Bantako Nord, Mali	6,191	1,689
Uzbekistan Properties, Uzbekistan	4,131	2,164
Other	6,688	12,157
	252,328	144,972
Corporate & other
Office, furniture and equipment, net	24,160	2,160
	2,387,020	2,046,731
Investments in joint ventures and associates (accounted for using the equity method)
Gramalote, Colombia, net of impairment	—	77,265
Calibre, Nicaragua	76,235	53,471
	76,235	130,736
	2,463,255	2,177,467

Reversal of impairment on long-lived assets

Masbate

During the year ended December 31, 2014, the Company recorded a pre-tax impairment charge of $436 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment recorded in the Consolidated Statement Operations, after taking into account a deferred income tax recovery of $131 million, was $305 million. Subsequently, during the year ended December 31, 2019, after reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $100 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment reversal recorded in the statement operations in 2019, after taking into account a deferred income tax expense of $30 million, was $70 million.

During the year-ended December 31, 2020, the long-term consensus gold price continued to be above the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. Consequently, during the year-ended December 31, 2020, the Company revised its long-term gold price estimate to $1,500 per ounce of gold. The increase in the long-term gold price was an indicator of impairment reversal. The Company performed an impairment reversal test on the Masbate Mine cash-generating unit (“CGU”) as at September 30, 2020.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The carrying values of the Masbate Mine property, plant and equipment were compared to the mine’s recoverable amount which was determined to be its FVLCD at September 30, 2020. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainty and, therefore, could change in the future if the underlying assumptions change.

Key assumptions used for the impairment tests were:

	2020	2019

Long-term gold price	$1,500/ounce	$1,350/ounce
Silver price	$17/ounce	$17/ounce
Estimated final year of production	2036	2036
Discount rate	5%	5%

The Company concluded that the carrying values of the Masbate Mine property, plant and equipment at September 30, 2020 was lower than the FVLCD and, combined with the previous impairment reversal, resulted in a complete reversal of the remainder of the original impairment loss recorded in 2014. After reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $174 million in the Consolidated Statement of Operations for the year. The net impairment reversal recorded in the Consolidated Statement of Operations for the year, after taking into account a deferred income tax expense of $52 million, was $122 million.

Sensitivities

The recoverable amount for the Masbate Mine CGU is most sensitive to changes in the long-term gold price and the discount rate. A decrease in the long-term gold price would have resulted in the Company making amendments to the mine plans that would partially offset the effect of a lower long-term gold price through lower operating and capital costs. Ignoring the impact on the life-of-mine plans, in isolation, a $100 per ounce decrease in the long-term gold price assumption would not have resulted in any change in the impairment reversal as there is sufficient headroom in the model to offset the impact of the reduction. A 50 basis point increase in the discount rate would also have resulted in no change to the impairment reversal.

Mineral interest updates

Gain on disposal of Nicaraguan Group

On October 15, 2019, the Company completed the sale of El Limon Mine, La Libertad Mine and other additional concessions in Nicaragua (collectively, the "Nicaraguan Group") to Calibre for consideration measured at $116 million (net of transaction costs), including settlement for certain working capital items. The measurement of the consideration was as follows:
•$40 million received in cash upon the closing of the transaction;
•$40 million in the form of 87,986,666 shares in Calibre (valued at Cdn. $0.60 per share using a foreign exchange rate of Cdn. $1.32 to $1) issued upon closing;
•$10 million deferred consideration payable one year from closing in either cash or shares measured at $9 million after discounting using the Company's estimate of Calibre's borrowing rate of 9.75%;
•$10 million in a 2 years convertible debenture bearing interest at 2% per annum, convertible at the option of B2Gold at a conversion price equal to Cdn. $0.75. The debenture was also convertible at the option of Calibre at a conversion price equal to Cdn. $0.81 providing the ten day volume-weighted average share price of Calibre shares is above the conversion price. In either scenario, the number of shares to be issued is adjusted based on the US $ / Cdn. $ exchange rate on the conversion date. The Company determined that the fair value of the debenture is equal to its face value; and
•$18 million for the working capital settlement, $13 million received 15 business days after closing and $5 million ($5 million after discounting at the estimated borrowing rate of 9.75%) payable one year from closing (Note 5). The working capital payment covers local cash, the book value of accounts receivable and prepaid expenses and the fair value of in-circuit, dore and bullion inventory.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The gain on the disposal of the Nicaraguan Group was $40 million, as outlined below:

$
Proceeds from sale:
Cash consideration, received upon closing	40,000
Common shares of Calibre, issued upon closing	39,997
Cash consideration, one year from closing discounted at 9.75%	9,112
Convertible debenture	10,000
Working capital settlement, receivable portion discounted at 9.75%	17,867
Transaction costs	(1,303)
Total proceeds from sale, net of transaction costs	115,673

Total assets sold	165,751
Total liabilities sold	(90,207)
Net assets sold	75,544

Gain on sale of Nicaraguan Group	40,129

Operating results of Nicaraguan Group

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Nicaraguan Group has been accounted for as a discontinued operation for the year ended December 31, 2019. The results of the Nicaraguan Group for the period to the date of sale have been presented as discontinued operations in the Consolidated Statement of Operations and the Consolidated Statement of Cash Flows. The following outlines the operating results of the Nicaraguan Group for the period ended October 14, 2019:

2019
$

Gold revenue	162,010

Cost of sales
Production costs	(111,403)
Depreciation and depletion	(17,685)
Royalties and production taxes	(5,727)
Total cost of sales	(134,815)

Gross profit	27,195

General and administrative	(3,237)
Share-based payments	(1,827)
Community relations	(1,574)
Foreign exchange losses	(1,107)
Other	(507)
Operating income	18,943

Interest and financing expense	(872)
Other	170
Income before taxes	18,241

Current income tax, withholding and other taxes expense	(7,995)
Deferred income tax expense	(3,264)
Net income from discontinued operations	6,982

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Investment in associate

Subsequent to the disposal of the Nicaraguan Group, the Company owned approximately 30.1% of the outstanding common shares of Calibre. The Company determined that, effective October 15, 2019, it had significant influence over the decision-making process of Calibre as a result of the increase in share ownership and having an executive of the Company sit on Calibre's Board of Directors. Consequently, the Company is using the equity basis of accounting to account for this investment. The Company adjusts Calibre's financial results, where appropriate, to give effect to uniform accounting policies.

In November 2019, Calibre exercised its right to redeem the outstanding principal amount owing pursuant to the convertible debenture issued by Calibre to the Company as part of the purchase consideration. Accordingly, the Company received an additional 17,618,667 common shares of Calibre, thereby increasing the Company's ownership interest to approximately 33.8% of the outstanding common shares of Calibre at December 31, 2019. Due to subsequent stock issuance by Calibre, the Company's ownership interest has now diluted to 33.2%

Calibre is a Canadian gold mining and exploration company with two 100%-owned operating gold mines in Nicaragua. Calibre's head office is located in Canada and is a public company listed on the Toronto Stock Exchange. The trading price of Calibre on December 31, 2020 was Cdn $2.42 per share which corresponds to a quoted market value of $211 million (at a closing exchange rate of Cdn $1.28 per US$) for the Company's investment in Calibre.

The following table summarizes the change in the carrying amount of the Company's investment in associate:

$

Balance at December 31, 2018	—
Transfers from long-term investments (Note 8)	2,421
Shares issued in consideration for Nicaraguan Group	39,997
Shares issued upon conversion of convertible debenture	9,939
Share of net income for the year	1,114
Balance at December 31, 2019	53,471
Share of net income for the year	22,167
Gain on dilution	597
Balance at December 31, 2020	76,235

The equity accounting for Calibre is based on its published results to September 30, 2020 and an estimate of results for the period of October 1, 2020 to December 31, 2020. The following is a summary of the Condensed Interim Consolidated Balance Sheet of Calibre at September 30, 2020 on a 100% basis: Current assets - $101 million, non-current assets - $226 million, total assets - $327 million, current liabilities - $42 million, non-current liabilities - $83 million and net assets - $202 million. The following is a summary of the Condensed Interim Consolidated Statement of Operations of Calibre for the nine months ending September 30, 2020 on a 100% basis: Revenues - $163 million, production costs - $72 million, royalties and production taxes - $7 million, depreciation and depletion - $9 million, general and administrative expense - $6 million, stock-based compensation - $5 million, care and maintenance costs - $7 million, current income tax expense - $10 million, deferred income tax expense $7 million and net income - $40 million. The Company's equity share of Calibre's estimated net income for the year ended December 31, 2020 was $22 million (from October 15 to December 31, 2019 was $1 million).

Toega

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega property located in Burkina Faso. The purchase consideration, due 90% to B2Gold and 10% to GAMS, consists of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within 2 years (at which time the permits comprising the Toega project will be transferred to West African); production payments of $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

As a result of the transaction, the Company's $9 million share of the non-refundable cash payment has been credited to the carrying value of the mineral property and the remaining value of the Toega property of $12 million (December 31, 2019 - $22 million) has been classified as an asset held for sale on the Consolidated Balance Sheet at December 31, 2020.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Gramalote

On December 23, 2019, the Company and AngloGold entered into an amended and restated shareholders agreement for the Gramalote Project in Colombia. Under the revised agreement, B2Gold agreed to sole fund the first $13.9 million of 2020 budgeted expenditures on the Gramalote Project in Colombia, following which B2Gold and AngloGold will each hold a 50% ownership interest in the joint arrangement ($10.9 million of the sole fund amount) and B2Gold would continue its role of manager of the Gramalote joint arrangement, which it assumed on January 1, 2020 ($3 million of the sole fund amount). During the year ended December 31, 2020, the Company completed its sole-funding of the full $13.9 million, and the Company's interest in the joint arrangement was increased to 50% effective June 30, 2020. As a result of this and other changes in the amended shareholder agreement the Company determined that the Gramalote Project met the definition of a Joint Operation in accordance with IFRS 11, Joint Arrangements, effective June 30, 2020, and the Company has consolidated its share of the assets and liabilities of the Gramalote Project from this date. Each of B2Gold and its partner AngloGold Ashanti are now funding their share of expenditures pro rata.

Other

During the year-ended December 31, 2020, the Company wrote-off $11 million relating to non-core properties in Mali, Burkina Faso, Botswana and Ghana (2019 - $7 million).

8Other assets

	2020	2019
	$	$

Low-grade stockpile	28,322	24,153
Reclamation deposits	19,099	6,653
Debt service reserve account (Note 9)	9,805	11,783
Long-term investments	9,354	2,816
Deferred financing costs	5,449	—
Loan receivable, including accrued interest	—	3,984
Other	4,467	226
	76,496	49,615

9Long-term debt

	2020	2019
	$	$
Revolving credit facility:
Principal amount	—	200,000
Less: unamortized transaction costs	—	(7,713)
	—	192,287
Equipment loans/finance lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	71,261	43,061
Masbate equipment loan facility (net of unamortized transaction costs)	7,254	10,799
Otjikoto equipment loan facility (net of unamortized transaction costs)	—	5,973
Lease liabilities	31,507	9,731
	110,022	69,564
	110,022	261,851
Less: current portion	(34,111)	(26,030)
	75,911	235,821

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is a continuity schedule of the Company's debt balances:

	Revolving credit facility	Equipment loans	Lease Liabilities	Nicaraguan equipment loans	Total
	$	$	$	$	$

Balance at December 31, 2018	395,822	81,129	2,186	398	479,535
Adoption of IFRS 16	—	—	7,535	—	7,535
Drawdowns	—	3,463	—	—	3,463
Lease liabilities incurred	—	—	2,219	—	2,219
Debt repayments	(200,000)	(24,140)	(3,146)	(316)	(227,602)
Foreign exchange losses	—	(1,213)	319	—	(894)
Deferred transaction costs incurred	(5,574)	—	—	—	(5,574)
Non-cash interest and financing expense	2,039	594	618	—	3,251
Debt sold with Nicaraguan Group	—	—	—	(82)	(82)
Balance at December 31, 2019	192,287	59,833	9,731	—	261,851

Drawdowns	250,000	42,065	—	—	292,065
Lease liabilities incurred	—	—	22,879	—	22,879
Debt repayments	(450,000)	(28,445)	(3,637)	—	(482,082)
Foreign exchange losses	—	5,054	1,270	—	6,324
Reclass of deferred financing costs to other assets (Note 8)	6,018	—	—	—	6,018
Deferred transaction costs incurred	—	(649)	—	—	(649)
Non-cash interest and financing expense	1,695	657	1,264	—	3,616
Balance at December 31, 2020	—	78,515	31,507	—	110,022

Less: current portion	—	(29,815)	(4,296)	—	(34,111)
	—	48,700	27,211	—	75,911

Revolving credit facility

On May 10, 2019, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks plus one new lender. The maximum available for drawdown under the facility was increased from $500 million to $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.478% and 0.619%. The term of the RCF is four years, maturing on May 9, 2023. Transaction costs on the RCF of $9 million are being amortized over the remainder of the facility term.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2020, the Company was in compliance with these debt covenants.

At December 31, 2020, the Company had drawn $nil on the RCF with the entire facility of $600 million remaining available for future drawdowns.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Fekola equipment loan facilities

During 2016, the Company entered into a Euro 71 million term equipment facility (the "first equipment facility") with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million was available to the Company’s subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. During the year ended December 31, 2019, the Company drew down the final Euro 2 million or $2 million equivalent under the first equipment facility.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months. At December 31, 2020, the balance in the DSRA account was Euro 8 million ($10 million equivalent). At December 31, 2019, the balance in the DSRA account was Euro 8 million ($9 million equivalent).

Each equipment loan under the first equipment facility is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the first equipment facility and security is given over the equipment of the Borrower which has been financed by the first equipment facility, related warranty and insurance, and over the DSRA.

On September 29, 2020, the Company entered into a second term equipment facility (the "second equipment facility") with Caterpillar Financial Services Corporation for aggregate principal amount of up to the Euro equivalent of $40 million. The second equipment facility is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance up to 75% of the cost of the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The second equipment facility is available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and 12 months from date of the agreement. The second equipment facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. On October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the second equipment facility and security is given over the equipment of the Borrower which has been financed by the second equipment facility, related warranty and insurance. There is no requirement to maintain a DSRA for the second equipment financing.

Otjikoto equipment loan facility

On March 30, 2020 the Company elected to voluntarily repay the outstanding balance on the Otjikoto equipment loan facility. The facility had an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly.

The Company was required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next 6 months. At December 31, 2020, the balance in the DSRA had been entirely released (December 31, 2019 balance was $2 million).

Masbate equipment loan facility

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine. During the year ended December 31, 2019, the Company drew down the final $1 million under the facility.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facility.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Lease liabilities

For the year ended December 31, 2020, the Company recognized depreciation expense of $3 million (2019 - $2 million) on right-of-use assets recognized under IFRS 16, Leases in the Consolidated Statement of Operations and made payments on these leases of $4 million (2019 - $3 million).

The expected timing of undiscounted lease payments at December 31, 2020 for leases accounted for under IFRS 16 is as follows:

$

Less than one year	3,291
One to five years	14,145
More than five years	20,884
38,320

For the year ended December 31, 2020, payments totalling $4 million (2019 - $4 million) relating to short-term leases (those with a term of 12 months or less) and $10 million (2019 - $45 million) relating to variable lease payments (including both lease and non-lease components) have been expensed in the Consolidated Statement of Operations, including those during the year-ended December 31, 2019 related to the Nicaraguan Group included as part of income from discontinued operations during that period. During the year ended December 31, 2020, the Company recognised new leases totalling $23 million primarily related to new corporate office space. The valuation of the new office lease was based on an initial term of 10 years plus one 5 year extension with average annual rental payments of approximately $2 million per year.

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2020:

	2021	2022	2023	2024	2025	Total
	$	$	$	$	$	$

Fekola equipment loan facilities:
Principal	26,301	19,392	11,101	8,965	7,267	73,026
Interest (estimated)	3,230	1,953	1,143	631	170	7,127

Masbate equipment loan facility:
Principal	3,513	3,076	766	106	—	7,461
Interest (estimated)	397	167	26	2	—	592

Lease liabilities
Principal	3,955	3,204	2,678	2,186	1,377	13,400
Interest (estimated)	29	12	—	—	—	41
	37,425	27,804	15,714	11,890	8,814	101,647

During the year ended December 31, 2020, the Company entered into an additional binding rental agreement for office space. The lease has a term of 10 years expected to begin in 2022 with annual rental payments of approximately $2 million per year.

10Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2020, management used a risk-free rate applicable to each location’s functional currency ranging from 0.94% to 1.25% and an inflation rate of 2.3%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $89 million at December 31, 2020 (2019 - $73 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2030 to 2046.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table shows the movement in the provision for mine restoration provisions:

	2020	2019
	$	$

Balance, beginning of year	75,419	117,221
Reclamation spending at continuing operations	(425)	(124)
Reclamation spending at discontinued operations	—	(1,016)
Accretion expense	917	2,459
Change in obligation	28,371	9,790
Obligations sold with Nicaraguan Group (Note 7)	—	(52,911)
Balance, end of year	104,282	75,419

11Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2020, the Company had 1,051,138,175 common shares outstanding, including 1,705,000 common shares held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

On March 23, 2020, the Company paid a dividend of $0.01 per share totaling, $10 million. On July 7, 2020, the Company paid a second dividend of $0.02 per share, totaling $21 million. On September 30, 2020, the Company paid a third dividend of $0.04 per share, totaling $43 million. On December 18, 2020, the Company paid a fourth dividend of $0.04 per share, totaling $42 million. The total dividends of $116 million for the year ended December 31, 2020 have been recognized in retained earnings in the Consolidated Statement of Changes in Equity during the period. On December 13, 2019, the Company paid a dividend of $0.01 per share. The total dividend of $10 million was recognized in retained earnings in the Consolidated Statement of Changes in Equity during the year ended December 31, 2019.

Subsequent to December 31, 2020, on February 23, 2021, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2021 of $0.04 per common share, payable on March 16, 2021 to shareholders of record as of March 8, 2021.

During 2020, the Company received $45 million (2019 - $72 million) pursuant to the exercise of 19 million (2019 – 34 million) stock options. Cash proceeds for the year ended December 31, 2020 were $46 million and also included proceeds of $1 million from options exercised during 2019 but for which the shares were still pending issuance at December 31, 2019.

Stock options

During 2020, 395,000 stock options were granted to employees with exercise prices ranging from Cdn. $5.02 to Cdn. $8.53 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $1 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.6%, an expected life of approximately 3 years, an expected volatility of approximately 45% and a dividend yield rate of approximately 1%.

During 2019, approximately 5 million stock options were granted to employees and directors with exercise prices ranging from Cdn. $3.30 to Cdn. $4.65 per share. These stock options have a term of up to ten years and vest over a period of up to eight years. The estimated fair value when granted of these options totalling $7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.9%, an expected life of up to 10 years, an expected volatility of approximately 54% and a dividend yield rate of nil or 1% depending on the timing of the grant.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the year ended December 31, 2020, share-based payments expense, relating to the vesting of stock options, was $5 million (2019 - $9 million), net of $0 million (2019 - $2 million) capitalized to mining interests and $0 million (2019 - $2 million) included in the results from discontinued operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2018	67,632	2.96
Granted	4,764	4.28
Exercised	(35,340)	2.78
Forfeited or expired	(990)	3.42
Outstanding at December 31, 2019	36,066	3.29
Granted	395	6.21
Exercised	(19,265)	3.11
Forfeited or expired	(343)	3.48
Outstanding at December 31, 2020	16,853	3.56

During 2020, 19 million (2019 – 35 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn. $7.12 (2019 – Cdn. $4.41).

Stock options outstanding and exercisable as at December 31, 2020 are as follows:

Range of exercise prices (in Cdn. $)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted-average exercise price (in Cdn. $)	Number of exercisable options (‘000’s)	Weighted-average exercise price (in Cdn. $)

1.12 – 1.99	1,043	0.10	1.12	1,043	1.12
2.00 – 2.99	33	2.75	2.94	20	2.94
3.00 – 3.99	11,949	2.31	3.41	8,856	3.42
4.00 - 4.99	3,499	7.82	4.56	330	4.26
5.00 – 8.53	329	4.27	6.34	—	—
	16,853	3.36	3.56	10,249	3.21

Restricted share unit plan

The Company has a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSUs”) may be granted to directors, executive officers and employees of the Company. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2020, the Company granted approximately 2 million (2019 – 3 million) RSUs to executive officers and employees of the Company. One-third of the RSUs vested one year from the grant date, another one-third will vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSU granted was approximately $6 million (2019 - $8 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2020, share-based payments expense relating to the vesting of RSUs was $7 million (2019 - $6 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSUs outstanding:

Number of outstanding RSUs
(‘000’s)

Outstanding at December 31, 2018	2,054
Granted	2,963
Vested and converted to common shares	(1,083)
Outstanding at December 31, 2019	3,934
Granted	1,777
Vested and converted to common shares	(1,473)
Reinvested dividend equivalents	96
Outstanding at December 31, 2020	4,334

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust. As at December 31, 2020, there are 1,705,000 common shares remaining in the trust.

Deferred share unit plan

The Company has a Deferred Share Unit plan (the "DSU plan") for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of deferred share units ("DSUs"). The number of DSUs granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSUs by the volume weighted average trading price of the common shares on the stock exchange on which the majority of the volume of trading of the shares occurred over the relevant period for the five trading days immediately preceding the date of grant. In addition, the Board may, at its discretion, grant additional DSUs to plan participants. Each eligible director is required to hold DSUs received until the eligible director ceases to be a director of the Company, following which the DSUs will be settled in cash.

For the year ended December 31, 2020, the Company issued 360,000 DSUs (2019 - 346,000) with a fair market value of $1 million (2019 - $1 million) to directors of the Company. For the year ended December 31, 2020, share-based payments expense relating to DSUs was $3 million (2019 - $2 million).

Performance share unit plan

During the year ended December 31, 2019, the Company established a Performance Share Unit plan (the "PSU plan") for the benefit of officers, employees and other eligible consultants. Under the plan, eligible participants will receive shares based on the achievement of certain defined performance measures over a defined period of time. The number of shares receivable shall be 0% to 200% of the performance share units ("PSUs") awarded, with the factor applied being dependent on the extent to which the defined performance measures have been achieved.

On March 17, 2020, the Company granted approximately 2 million PSUs to employees. The number of shares to be issued will be 0% to 200% of the number of PSUs depending on total shareholder return compared to a group of peer companies over the period January 1, 2020 to December 31, 2022. The estimated fair value when granted of $8 million is being recognized over the vesting period. The fair value was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 25% to 68% for the group, a Canadian risk-free annual interest rate of 0.87%, and a United States risk-free annual interest rate of 0.61%.

As at December 31, 2020, 2 million PSUs had been issued under the plan.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Earnings per share
The following is the calculation of net income from continuing operations and diluted net income from continuing operations attributable to shareholders of the Company:

	2020	2019
	$	$

Net income from continuing operations	$672,413	$308,859
Non-controlling interests	(44,350)	(22,459)
Net income and diluted net income from continuing operations (attributable to shareholders of the Company)	$628,063	$286,400
Income from discontinued operations attributable to shareholders of the Company	$—	$6,982
Net income and diluted net income (attributable to shareholders of the Company)	$628,063	$293,382

The following is the calculation of diluted weighted average number of common shares outstanding for the year:

	2020	2019
	$	$

Basic weighted average number of common shares outstanding (in thousands)	1,043,385	1,014,100

Effect of dilutive securities:
Stock options	8,541	8,021
Restricted share units	2,461	794
Performance share units	1,915	—
Diluted weighted average number of common shares outstanding (in thousands)	1,056,302	1,022,915

The following is the basic and diluted earnings per share from continuing operations:

	2020	2019
	$	$

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.60	$0.28
Diluted	$0.59	$0.28

The following is the basic and diluted earnings per share:

	2020	2019
	$	$

Earnings per share (attributable to shareholders of the Company)
Basic	$0.60	$0.29
Diluted	$0.59	$0.29

12Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Bank Syndicate. During the year ended December 31, 2017, the Company entered into further Prepaid Sales contracts totalling $30 million for delivery of 25,282 ounces of gold. The Prepaid Sales, in the form of metal sales forward contracts, allowed the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as a Prepaid Sales liability at the time of the transaction. Settlement is in the form of physical deliveries of unallocated gold from any of the Company’s mines.

During the year ended December 31, 2019, the Company delivered 25,282 ounces into contracts valued at $30 million. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

was recognized as gold revenue in the Consolidated Statement of Operations. The Company delivered into all the remaining Prepaid sales contracts during the year-ended December 31, 2019 and had no contracts outstanding.

13Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2018	15,867	13,705	11,084	1,250	41,906
Share of net income (loss)	17,518	2,484	2,793	(336)	22,459
Interest on loan to non-controlling interest	(2,956)	—	—	—	(2,956)
Balance at December 31, 2019	30,429	16,189	13,877	914	61,409

Share of net income (loss)	35,742	113	9,856	(1,361)	44,350
Interest on loan to non-controlling interest	(3,082)	—	—	—	(3,082)
Distributions to non-controlling interest	(11,097)	—	(3,143)	—	(14,240)
Other	—	—	137	—	137
Balance at December 31, 2020	51,992	16,302	20,727	(447)	88,574

As at December 31, 2020, there is $5 million due to the State of Mali for their share of dividends declared by Fekola. This amount has been included in other current liabilities in the Consolidated Balance Sheets.

14Derivative financial instruments

Fuel derivatives

During the year ended December 31, 2020, the Company entered into additional series of forward contracts for the purchase of 81.1 million litres of gas oil and 97.0 million litres of fuel oil with scheduled settlement between May 2020 and January 2023. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

For the year ended December 31, 2020, the Company recorded an unrealized derivative gain of $6 million (2019 – gain of $1 million) and a realized derivative loss of $6 million (2019 - gain of $3 million) in the Consolidated Statement of Operations on these contracts.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2020:

	2021	2022	2023	Total

Forward – fuel oil:
Litres (thousands)	46,547	29,980	2,272	78,799
Average strike price	$0.25	$0.27	$0.29	$0.26

Forward – gas oil:
Litres (thousands)	43,274	27,842	2,146	73,262
Average strike price	$0.33	$0.34	$0.37	$0.33

Collars - fuel oil
Litres (thousand)	9,086	—	—	9,086
Average ceiling price	$0.26	$—	$—	$0.26
Average floor price	$0.39	$—	$—	$0.39

Collars - diesel
Litres (thousand)	6,439	—	—	6,439
Average ceiling price	$0.40	$—	$—	$0.40
Average floor price	$0.57	$—	$—	$0.57

The unrealized fair value of these contracts at December 31, 2020 was $5 million (see Note 5).

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest rate swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. The new interest rate swaps cancelled the existing contracts and embedded the positive unrealized fair value into the new series of contracts. The fair value of these contracts at December 31, 2020 was $(2) million. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

15Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, interest rate swaps, and long-term debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2020, the Company’s financial assets and liabilities measured at fair value are categorized as follows:

	As at December 31, 2020		As at December 31, 2019
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 8)	9,354	—	2,816	—
Fuel derivative contracts (Note 14)	—	4,600	—	(1,292)
Interest rate swaps (Note 14)	—	(2,059)	—	(1,504)

The fair value of the Company’s long-term investments were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders including the payment of dividends. The selling price of gold and minimizing production costs and capital expenditures are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2020, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2020, the Company had cash and cash equivalents of $480 million. Cash provided by operating activities totalled $951 million for the year ended December 31, 2020. As at December 31, 2020, the Company had a $600 million revolving credit facility of which the entire balance of $600 million is undrawn.

As at December 31, 2020, the Company had drawn down the full amount under its equipment loan facilities at Fekola and Masbate.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2020, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 9 for debt repayments and Note 21 for capital expenditure commitments.

	2021	2022	2023	2024	2025	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	89,062	—	—	—	—	89,062
Derivative liabilities	2,059	—	—	—	—	2,059
Fekola equipment loan facilities:
Principal	26,301	19,392	11,101	8,965	7,267	73,026
Interest (estimated)	3,230	1,953	1,143	631	170	7,127
Masbate equipment loan facility:
Principal	3,513	3,076	766	106	—	7,461
Interest (estimated)	397	167	26	2	—	592
Lease liabilities
Principal	3,955	3,204	2,678	2,186	1,377	13,400
Interest (estimated)	29	12	—	—	—	41
	128,546	27,804	15,714	11,890	8,814	192,768

Capital expenditure commitments	35,576	33,660	—	—	—	69,236
Commitment fees on revolving credit facility	2,869	2,869	1,489	—	—	7,227
Employee future benefits	179	179	179	179	179	895
Other liabilities	6,925	—	—	—	—	6,925
	174,095	64,512	17,382	12,069	8,993	277,051

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in European euros, CFA francs, Namibian dollars, South African rand, Philippine pesos, United States dollars, Canadian dollars and Colombian pesos. As these exchange rates fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2020, $368 million of the Company’s $480 million in cash and cash equivalents was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $11 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives and LIBOR denominated interest rate swaps that are measured at FVTPL. A 10% change in the forward price of fuel would result in a $5 million change in the value of the fuel derivative portfolio. A 10% change in interest rates would result in an insignificant change in the value of the Company's interest rate swaps.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

16Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2020	2019
	$	$

Income from continuing operations before taxes	1,034,428	482,389
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	279,296	130,245

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	54,294	15,997
Future withholding tax	24,300	—
Non-deductible expenditures	29,499	26,364
Losses for which no tax benefit has been recorded	4,487	527
Benefit of tax incentives	(19,185)	(11,474)
Withholding tax	13,682	7,278
Change due to foreign exchange	(23,718)	5,550
Non-taxable portions of gains	(3,073)	—
Change in accruals for tax audits	2,757	—
Amounts over provided for in prior years	(324)	(957)
Income tax expense	362,015	173,530

Current income tax, withholding and other taxes	309,913	114,449
Deferred income tax expense	52,102	59,081
Income tax expense	362,015	173,530

Included in current income tax expense for the year-ended December 31, 2020, is $49 million (2019 - $20 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

During the year ended December 31, 2020, the company recorded a deferred tax expense of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries in the foreseeable future. As a result of higher gold prices, the Company's foreign subsidiaries have begun to accumulate earnings in excess of their expected needs for reinvestment. The deferred tax expense will eventually be a current tax expense as dividends from foreign subsidiaries and the associated withholding taxes are paid.

Deferred tax liabilities of approximately $99 million (2019 – $70 million) have not been recognized on the repatriation of earnings from foreign subsidiaries where the Company controls the timing of the reversal of the temporary differences but it is probable that such differences will not reverse in the foreseeable future.

Total income tax expense attributable to geographical jurisdiction is as follows:

	2020	2019
	$	$

Mali	215,115	103,049
Philippines	83,904	46,046
Namibia	63,879	23,807
Other	(883)	628
	362,015	173,530

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The composition of the Company’s net deferred income tax (liabilities) assets and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/assets		Deferred income tax expense/(recovery)
	As at December 31, 2020	As at December 31, 2019	2020	2019
	$	$	$	$

Operating loss carry-forwards	21,105	13,454	(7,651)	13,794
Current assets and liabilities	5,005	7,678	2,673	(1,682)
Mining interests	(226,571)	(181,230)	45,341	42,755
Mine restoration provisions	30,445	24,910	(5,535)	(3,013)
Future withholding tax	(24,300)	—	24,300	—
Unrealized gains	(3,085)	(10,118)	(7,033)	10,118
Other	1,045	1,052	7	(2,891)
	(196,356)	(144,254)	52,102	59,081

Represented on the balance sheet as:

	2020	2019
	$	$

Deferred tax asset	(24,547)	(1,336)
Deferred tax liability	220,903	145,590
Balance, end of year	196,356	144,254

The Company has the following unrecognized deferred tax assets:

	2020	2019
	$	$

Capital and non-capital tax losses	117,734	117,837
Current assets	864	—
Long-term debt	6,449	—
Mining interests and other	2,524	5,045
	127,571	122,882

The Company has not recognized the potential deferred tax assets of $128 million (2019 - $123 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

The change for the year in the Company’s net deferred tax liability was as follows:

	2020	2019
	$	$

Balance, beginning of year	144,254	92,477

Deferred income tax expense	52,102	59,081
Deferred income tax expense included with the results from discontinued operations	—	3,264
Deferred tax payable included in the sale of the Nicaraguan Group	—	(10,568)
	52,102	51,777
Balance, end of year	196,356	144,254

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

At December 31, 2020, the Company had non-capital tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the non-capital tax losses only to the extent of anticipated future taxable income that can be reduced by non-capital tax losses. The gross amount of the non-capital tax losses for which a tax benefit has not been recorded are $282 million (2019 - $262 million) in Canada which expire between 2027 and 2040, and $17 million (2019 - $3 million) in Colombia which have no expiry date .

At December 31, 2020 the Company had capital losses in Canada of $326 million which have no expiry date and can be applied against future capital gains. No deferred income tax asset has been recorded with respect to these losses.

The Gramalote Joint Venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Joint Venture’s tax treatment of certain items in the 2013 and 2014 income tax returns, resulting in assessments with additional income taxes and penalty fines. These assessments are currently being appealed by the Gramalote Joint Venture and the outcome of these appeals cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessments are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.

During the year ended December 31, 2020 the Company paid $217 million (2019 - $128 million) of current income tax, withholding and other taxes in cash.

17Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2020	2019
	$	$

Depreciation and depletion	301,491	251,306
Share-based payments (Note 11)	17,129	17,139
Reversal of impairment of long-lived assets, net (Note 7)	(174,309)	(100,477)
Gain on sale of Nicaraguan Group (Note 7)	—	(40,129)
Share of net income of associate (Note 7)	(22,167)	(1,114)
Write-down of mineral property interests (Note 7)	11,353	7,277
Interest and financing expense	12,806	23,913
Unrealized (gain) loss on derivative instruments (Note 14)	(5,336)	1,699
Deferred income tax expense (Note 16)	52,102	59,081
Delivery into prepaid sales (Note 12)	—	(30,000)
Other	4,989	(975)
	198,058	187,720

Changes in non-cash working capital:

	2020	2019
	$	$

Accounts receivable and prepaids	3,977	(16,182)
Value-added and other tax receivables	(727)	(2,899)
Inventories	(24,823)	(18,445)
Accounts payable and accrued liabilities	7,038	5,305
Current income and other taxes payable	101,312	(12,828)
	86,777	(45,049)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Other exploration and development:

	2020	2019
	$	$

Fekola Mine, exploration	(14,718)	(14,487)
Masbate Mine, exploration	(8,266)	(3,971)
Otjikoto Mine, exploration	(3,183)	(2,455)
Anaconda Regional, exploration	(4,489)	(2,424)
Kiaka Project, exploration	(4,032)	(3,332)
Ondundu Project, exploration	(922)	(1,505)
Finland Properties, exploration	(2,336)	(750)
Bantako Nord, exploration	(3,199)	(1,689)
Uzbekistan, exploration	(1,967)	(2,164)
Other	(5,070)	(8,370)
	(48,182)	(41,147)

Non-cash investing and financing activities:

	2020	2019
	$	$

Change in current liabilities relating to mineral property expenditures	(2,931)	8,533
Interest on loan to non-controlling interest	3,626	3,480
Share-based payments, capitalized to mineral property interests	400	1,303
Foreign exchange (loss) gain on Fekola equipment loan facility	(5,055)	1,210
Accrued distributions to non-controlling interests	5,033	—
Share consideration received on sale of Nicaraguan Group (Note 7)	—	39,997
Loan receivable received on sale of Nicaraguan group (Note 7)	—	9,939
Share consideration received on conversion of Calibre debenture (Note 7)	—	14,146

18Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2020	2019
	$	$

Salaries and short-term employee benefits	8,952	10,016
Share-based payments	9,268	5,323
	18,220	15,339

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

19Production costs by nature

	2020	2019
	$	$

Raw materials and consumables	305,894	294,844
Salaries and employee benefits	112,124	82,824
Contractors	37,183	50,084
Equipment rental	10,266	9,048
Other	34,503	28,828
Silver credits	(3,401)	(3,028)
Change in inventories	(5,707)	(23,865)
Capitalized to mining interests	(82,997)	(64,557)
	407,865	374,178

Salaries and employee benefits expense included in general and administrative costs were $28 million for the year ended December 31, 2020 (2019 - $33 million).

20Segmented information

The Company’s reportable operating segments for 2020 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

For 2019, prior to the sale to Calibre, the Company's interest in El Limon and La Libertad mines were accounted for as discontinued operations.
The Company’s segments are summarized in the following tables:

	2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	1,113,288	368,473	307,167	—	—	1,788,928
Production costs	200,228	131,780	75,857	—	—	407,865
Depreciation & depletion	164,591	65,775	71,125	—	1,423	302,914
Reversal of impairment of long-lived assets	—	174,309	—	—	—	174,309
Write-down mineral property interests	—	—	—	11,353	—	11,353
Current income tax, withholding and other taxes	226,059	33,385	50,229	240	—	309,913
Net income (loss)	411,251	234,145	68,075	16,477	(57,535)	672,413
Capital expenditures	198,755	42,307	69,998	41,513	1,295	353,868
Total assets	1,404,135	864,043	450,843	354,577	288,781	3,362,379

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
		$	$	$	$	$	$	$	$

External gold revenue	617,452	293,875	247,251	47,122	81,947	—	30,000	(162,010)	1,155,637
Intersegment gold revenue	—	—	—	16,532	16,409	—	(32,941)	—	—
Production costs	167,667	124,534	81,977	36,860	74,543	—	—	(111,403)	374,178
Depreciation & depletion	116,782	50,701	83,823	10,730	6,955	—	973	(17,685)	252,279
Reversal of impairment of long-lived assets	—	(100,477)	—	—	—	—	—	—	(100,477)
Write-down mineral property interests	—	—	—	—	—	7,277	—	—	7,277
Current income tax, withholding and other taxes	93,483	19,619	1,344	2,146	5,849	—	3	(7,995)	114,449
Net income (loss)	167,389	142,913	36,918	2,288	4,694	(7,395)	(30,966)	—	315,841
Capital expenditures	147,334	29,865	58,540	33,521	20,390	25,922	319	—	315,891
Total assets	1,217,269	624,008	451,492	—	—	302,639	87,663	—	2,683,071

The Company’s mining interests are located in the following geographical locations:

	2020	2019
	$	$
Mining interests
Mali	1,134,868	1,094,998
Philippines	685,139	519,802
Namibia	336,897	325,366
Colombia	105,665	87,495
Burkina Faso	81,382	79,087
Nicaragua	76,235	53,471
Canada	24,160	2,160
Finland	9,034	6,697
Other	9,875	8,391
	2,463,255	2,177,467

21Commitments

As at December 31, 2020, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•For payments of $3 million for the solar plant, $3 million for major overhauls and $3 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2021.
•For payments of $55 million for the Wolfshag underground project at the Otjikoto Mine, of which $22 million is expected to be incurred in 2021 and $33 million is expected to be incurred in 2022.
•For payments of $1 million for major overhauls of mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2021.
•For payments of $3 million for the Gramalote project, all of which is expected to be incurred in 2021.
.

B2GOLD CORP.
MINING INTEREST SCHEDULE (NOTE 22)
For the year ended December 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2019	Additions	Disposals / write-offs	Reclass / Impairment reversal	Balance at Dec. 31, 2020	Balance at Dec. 31, 2019	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2020	As at Dec. 31, 2020	As at Dec. 31, 2019
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,322,865	200,540	(7,271)	—	1,516,134	(258,580)	(164,898)	6,919	(416,559)	1,099,575	1,064,285
Masbate	815,418	57,479	(629)	174,309	1,046,577	(295,616)	(66,347)	525	(361,438)	685,139	519,802
Otjikoto	638,664	78,308	(20,016)	—	696,956	(323,152)	(67,304)	19,318	(371,138)	325,818	315,512
	2,776,947	336,327	(27,916)	174,309	3,259,667	(877,348)	(298,549)	26,762	(1,149,135)	2,110,532	1,899,599

Exploration & evaluation properties (pre-depletable)
Gramalote	—	8,689	—	86,746	95,435	—	—	—	—	95,435	—
Kiaka	76,807	4,120	—	—	80,927	—	—	—	—	80,927	76,807
Anaconda Regional	25,450	3,541	—	—	28,991	—	—	—	—	28,991	25,450
Ondundu	9,778	923	—	—	10,701	—	—	—	—	10,701	9,778
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Finland	6,697	2,337	—	—	9,034	—	—	—	—	9,034	6,697
Bantako Nord	1,689	4,502	—	—	6,191	—	—	—	—	6,191	1,689
Uzbekistan	2,164	1,967	—	—	4,131	—	—	—	—	4,131	2,164
Other	12,157	5,884	(11,353)	—	6,688	—	—	—	—	6,688	12,157
	144,972	31,963	(11,353)	86,746	252,328	—	—	—	—	252,328	144,972

Corporate
Office, furniture & equipment	4,971	23,423	—	—	28,394	(2,811)	(1,423)	—	(4,234)	24,160	2,160

	2,926,890	391,713	(39,269)	261,055	3,540,389	(880,159)	(299,972)	26,762	(1,153,369)	2,387,020	2,046,731

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	77,265	13,124	—	(90,389)	—	—	—	—	—	—	77,265
Calibre	53,471	22,764	—		76,235	—	—	—	—	76,235	53,471
	130,736	35,888	—	(90,389)	76,235	—	—	—	—	76,235	130,736

	3,057,626	427,601	(39,269)	170,666	3,616,624	(880,159)	(299,972)	26,762	(1,153,369)	2,463,255	2,177,467

B2GOLD CORP.
MINING INTEREST SCHEDULE (NOTE 22)
For the year ended December 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2018	Additions	Disposals / write-offs / impairment	Reclass / Impairment reversal	Balance at Dec. 31, 2019	Balance at Dec. 31, 2018	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2019	As at Dec. 31, 2019	As at Dec. 31, 2018
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,168,491	156,894	(2,520)	—	1,322,865	(144,335)	(115,676)	1,431	(258,580)	1,064,285	1,024,156
Masbate	681,509	40,867	(7,435)	100,477	815,418	(248,021)	(51,859)	4,264	(295,616)	519,802	433,488
Otjikoto	575,127	64,266	(729)	—	638,664	(238,579)	(85,288)	715	(323,152)	315,512	336,548
Limon	217,263	35,099	(252,362)	—	—	(149,541)	(10,608)	160,149	—	—	67,722
Libertad	315,569	20,721	(336,290)	—	—	(295,715)	(5,712)	301,427	—	—	19,854
	2,957,959	317,847	(599,336)	100,477	2,776,947	(1,076,191)	(269,143)	467,986	(877,348)	1,899,599	1,881,768

Exploration & evaluation properties (pre-depletable)
Kiaka	73,173	3,634	—	—	76,807	—	—	—	—	76,807	73,173
Anaconda Regional	21,903	3,547	—	—	25,450	—	—	—	—	25,450	21,903
Toega	19,581	2,440	—	(22,021)	—	—	—	—	—	—	19,581
Mocoa	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	8,273	1,505	—	—	9,778	—	—	—	—	9,778	8,273
Finland	5,947	750	—	—	6,697	—	—	—	—	6,697	5,947
Bantako Nord	—	1,689	—	—	1,689	—	—	—	—	1,689	—
Uzbekistan	—	2,164	—	—	2,164	—	—	—	—	2,164	—
Other	13,542	6,393	(7,778)	—	12,157	—	—	—	—	12,157	13,542
	152,649	22,122	(7,778)	(22,021)	144,972	—	—	—	—	144,972	152,649

Corporate
Office, furniture & equipment	2,518	2,453	—	—	4,971	(1,838)	(973)	—	(2,811)	2,160	680

	3,113,126	342,422	(607,114)	78,456	2,926,890	(1,078,029)	(270,116)	467,986	(880,159)	2,046,731	2,035,097

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	72,078	5,187	—	—	77,265	—	—	—	—	77,265	72,078
Calibre	—	51,050	—	2,421	53,471	—	—	—	—	53,471	—
	72,078	56,237	—	2,421	130,736	—	—	—	—	130,736	72,078

	3,185,204	398,659	(607,114)	80,877	3,057,626	(1,078,029)	(270,116)	467,986	(880,159)	2,177,467	2,107,175